February 16, 2010

Via EDGAR

Kevin Dougherty

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Dougherty:

Re:

Axiologix Education Corporation (the “Company”)

Registration Statement on Form S-1

Filed August 13, 2009, September 22, 2009, January 12, 2010

File No. 333-161321

We are counsel for the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.

We note your risk factor disclosure added in response to prior comment 1.  However, please revise your statement that valuation data "may not qualify" for the communications safe harbors adopted in the Securities Offering Reform.  Rather, please make clear that you posted valuation data before and during the waiting period and that this data had no reasonable basis.  Please also disclose that prospective purchasers should only make investment decisions after carefully reviewing the prospectus, including the risk factors described in this section.  Finally, please disclose that if the valuation data is determined to constitute an unregistered offering, purchasers may have the right for a period of one year from the date of purchase to obtain recovery of the consideration paid in connection with their purchase, plus statutory interest.  Consider whether you should add additional disclosure, such as in management's discussion and analysis.

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ANSWER:  This risk factor has been revised and now reads as follows:

“WE ERRONEOUSLY POSTED VALUATION DATA ON  OUR WEBSITE WHICH COULD BE CONSIDERED “OFFERS” UNDER THE SECURITIES ACT AND THIS VALUATION DATA HAD NO REASONABLE BASIS TO QUALIFY FOR ANY COMMUNICATIONS SAFE-HARBOR ADOPTED IN THE SECURITIES OFFERING REFORM SUCH AS RULES 163A, 168, OR 169.  BECAUSE OF THIS WE MAY HAVE BEEN IN VIOLATION OF SECURITIES LAWS AND MAY BE SUBJECT TO FINES OR SANCTIONS, WHICH COULD HAVE A MATERIALLY ADVERSE IMPACT ON OUR BUSINESS.  YOU SHOULD ONLY MAKE INVESTMENT DECISIONS AFTER CAREFULLY REVIEWING OUR PROSPECTUS, INCLUDING THE RISK FACTORS DESCRIBED IN THIS SECTION

We erroneously posted valuation data on our website which could be considered “offers” under the Securities Act and this valuation had no reasonable basis to qualify for any communications safe-harbor adopted in the securities offering reform such as rules 163a, 168, or 169.  If this valuation data that was previously posted on our website does not qualify for any communications safe-harbor adopted in the securities offering reform such as rules 163a, 168, or 169 we may be in violation of securities laws and may be subject to fines or sanctions, which could have a materially adverse impact on our business.  You should carefully evaluate all the information in this prospectus, including the risks described in this section and throughout this prospectus.  You should rely only on the information contained in this prospectus in making your investment decision.”

Further, the Company added an additional risk factor which reads as follows:

“IF THE VALUATION DATA THAT WAS ERRONEOUSLY POSTED ON OUR WEBSITE IS DETERMINED TO CONSTITUTE AN UNREGISTERED OFFERING, PURCHASERS MAY HAVE THE RIGHT FOR A PERIOD OF ONE YEAR FROM THE DATE OF PURCHASE TO OBTAIN RECOVERY OF THE CONSIDERATION PAID IN CONNECTION WITH THEIR PURCHASE, PLUS STATUTORY INTEREST.  IF WE ARE REQUIRED TO REFUND AMOUNTS PAID TO US FOR SHARE SUBSCRIPTIONS, THIS MAY HAVE A MATERIALLY ADVERSE IMPACT ON OUR BUSINESS.

If the valuation data erroneously posted on our website is determined to constitute an unregistered offering, purchasers may have the right for a period of one year from the date of purchase to obtain recovery of the consideration paid in connection with their purchase, plus statutory interest.  If we are required to refund amounts paid to us for share subscriptions, this may have a materially adverse impact on our business and future expansion plans due to our currently limited financial position.”

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2.           Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.  In addition, please update your disclosure throughout your document where appropriate, such as the summary disclosure of your ccumulated losses, your risk factor disclosure of your most recent cash balance, and management's discussion and analysis.

ANSWER:  The Company’s financial statements have been updated pursuant to Rule 8-08 of Regulation S-X.  In addition, the disclosure throughout the amended S-1 has also been updated.

Summary Financial Information, page 6

3.

Revise to label the financial information for the "Period from April 29, 2009 (date of inception) to August 31, 2009" as unaudited.

ANSWER:    The label has been revised.

Executive Compensation

Summary Compensation Table, page 30

4.

We note your inclusion of compensation data for the fiscal year ending May 31, 2010.  As this fiscal year has not yet been completed, this annualized data appears inappropriate for disclosure in the table.  However, information on payments made or expected to be made during fiscal 2010 can be discussed in the narrative disclosure to summary compensation table.

ANSWER:  This section has been revised.

Security Ownership of Certain Beneficial Owners and Management, page 32

5.

Please update your information as of the most recent practicable date.  See Item 403 of Regulation S-K.

ANSWER:  This information has been updated.

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Financial Statements

Note 7 – Stockholders’ Equity, page F-9

6.           We note your response to prior comment 6.  While we note the breakdown of the services rendered and the values assigned to such services, it is still unclear how you determined the number of shares to issue in exchange for such services.  Your response to comment 7 in your letter dated November 23, 2009 indicates that based on the knowledge of the company at the time the shares were issued and other facts and circumstances in existence at the time the valuation was conducted, you determined that the common shares exchanged for such services were properly valued at par.  It is still unclear what "other facts and circumstances" you considered and specifically how you considered the fact that within five days of issuing these shares, the company issued shares in exchange for cash to unrelated third-party investors at $0.10 per share.  Explain how this subsequent cash sale on May 4, 2009 was considered in the valuation of your common stock on

              April 29, 2009.  Also, tell us what changed within those five days that increased the valuation of your stock from S0.001 per share to 0.10 per share.  In addition, as previously requested, tell us why you believe these services should be treated as a capital contribution and debited to APIC versus expensed as start-up costs (i.e. preopening costs, preoperating costs, or organization costs)

              pursuant to ASC 720-15 (SOP 98-5).

ANSWER:  The Company’s financial statements have been updated to revise the valuation of the shares.  Note 7, Stockholders’ Equity, was revised to state that out of the 8,740,000 founders’ shares issued at par as of May 31, 2009, 8,652,600 shares were subsequently rescinded and the difference of 87,400 shares were valued at $0.10 and recorded as stock-based compensation for the year ended May 31, 2009.  The financial statements as of May 31, 2009 have been restated to reflect this change according to ASC 250 Correction of Errors and ASC 720-15 (SOP 98-5) and disclosed in Note 9.

Please contact the writer if you have any further questions.

Yours truly,

DEAN LAW CORP.

Per: /s/ Faiyaz Dean

Faiyaz A. Dean

Attorney-at-Law